UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          ARONEX PHARMACEUTICALS, INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   04266 20 6
                                 (CUSIP Number)

                                  June 2, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 6 pages)

                                  SCHEDULE 13G

CUSIP No. 04266206                                             Page 2 of 6 Pages
          --------

1    NAME OF  REPORTING  PERSONS  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSONS

     Stuart T. Weisbrod

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]   (b)[ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States


5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     25,000


6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     1,105,000


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     25,000


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     1,105,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,130,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.0%


12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                page 2 of 6 pages

Item 1(a).  Name of Issuer:

            Aronex Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8707 Technology Forest Place
            The Woodlands, Texas 77381-1191

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            Stuart T. Weisbrod ("Weisbrod") with respect to the shares of Common Stock, par value $.001 per share ("Common Stock") of the Company owned by Weisbrod, shares of Common Stock owned by an IRA F/B/O Weisbrod (the "Stuart Weisbrod IRA"), shares of Common Stock owned by Weisbrod as custodian for Benjamin Weisbrod, shares of Common Stock owned by Weisbrod as custodian for Sarah Weisbrod and shares of Common Stock also beneficially owned by (a) Merlin BioMed Advisors, L.L.C., a Delaware limited liability company ("Advisors"), of which Weisbrod is the sole manager, (b) Merlin BioMed Asset Management, L.L.C., a Delaware limited liability company ("Management"), of which Weisbrod is the sole manager, (c) Merlin BioMed Services, L.L.C., a Delaware limited liability company ("Services"), of which Weisbrod is the sole manager, (d) Merlin BioMed International, Ltd., a Cayman Islands corporation ("International"), for which Services acts as an advisor under an advisory contract, (e) Merlin BioMed, L.P., a Delaware limited partnership ("Merlin Partnership") of which Management is the sole general partner, (f) Pharma/w Health, an investment fund organized as a unit trust under the laws of Luxembourg ("Pharma") for which Advisors acts as advisor under an advisory contract, (g) Weisbrod and Leslie Weisbrod ("Leslie") as trustees of the Leslie Steppel Weisbrod Trust (the "Steppel Trust") dated June 27, 1990, and (h) an IRA F/B/O Leslie.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            The address of Weisbrod is 237 Park Avenue, Suite 801, New York, New York 10017.

Item 2(c).  Citizenship:

            Weisbrod is a United States citizen.

Item 2(d).  Title of Class of Securities:

            This statement relates to the Company's Common Stock, par value $.001 per share.

Item 2(e).  CUSIP Number:

            04266 20 6

Item 3.     If this statement  is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person is a:

(a)   [ ]   Broker or dealer registered under Section 15 of the Act,
(b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,
(c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,


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



(d)   [ ]   Investment  Company  registered  under  Section 8  of the Investment
            Company Act,
(e)   [ ]   Investment  Adviser  in  accordance  with  Rule  13d-1(b)(1)(ii)(E),
(f)   [ ]   Employee  Benefit  Plan  or  Endowment  Fund in accordance with Rule
            13d-1(b)(1)(ii)(F),
(g)   [ ]   Parent  Holding  Company  or  control person in accordance with Rule
            13d-1(b)(1)(ii)(G),
(h)   [ ]   Savings  Association  as  defined  in  Section  3(b) of  the Federal
            Deposit Insurance Act,
(i)   [ ]   Church  Plan  that  is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box.  [X]

Item 4.  Ownership.

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    (i)   Sole power to vote or direct the vote: 25,000
              (ii)  Shared power to vote or direct the vote: 1,105,000
              (iii) Sole power to dispose or direct the disposition: 25,000
              (iv)  Shared power to dispose or direct the disposition: 1,105,000

        Weisbrod has the sole power to vote and dispose of 15,000 shares of Common Stock owned by the Stuart Weisbrod IRA, 5,000 shares of Common Stock owned by Weisbrod as custodian for Benjamin Weisbrod and 5,000 shares of Common Stock owned by Weisbrod as custodian for Sarah Weisbrod. International, Merlin Partnership and Pharma directly own 50,000, 250,000 and 575,000 shares of Common Stock. Services beneficially owns 50,000 shares of Common Stock as a result of its investment advisory relationship with International. Management beneficially owns 250,000 shares of Common Stock as a result of its control of Merlin Partnership. Advisors beneficially owns 575,000 shares of Common Stock as a result of its advisory relationship with Pharma. Weisbrod beneficially owns the shares of Common Stock owned by the Steppel Trust and may be deemed to beneficially own the shares of Common Stock owned by the IRA F/B/O Leslie. Weisbrod also beneficially owns all of the shares of Common Stock beneficially owned by each of Advisors, Services and Management as a result of his control over such entities.

Item 5.    Ownership of Five Percent or Less or a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See item 2(a).

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.


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



Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Weisbrod hereby makes the following certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               (Page 5 of 6 pages)

                                    SIGNATURE




           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1999


                                                           /s/Stuart T. Weisbrod
                                                          ----------------------
                                                          Stuart T. Weisbrod








                               (Page 6 of 6 pages)